Premier Power Renewable Energy, Inc.
4961 Windplay Drive
Suite 100
El Dorado Hills, California 95762

February 9, 2009
VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: Sondra Snyder

RE.	Premier Power Renewable Energy, Inc. Item 4.01 Form 8-K Filed January 30, 2009 File No. 333-140637

Dear Ms. Snyder:

Set forth below is the Company’s response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated February 3, 2009.  We have reproduced the Staff’s comment for your convenience and have followed the comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

Form 8-K Filed January 30, 2009

1.
Please revise to provide a more informative description of the nature of your restatement for the quarterly period ended September 30, 2008.  It is unclear why your original accounting treatment was inappropriate and what corrections will be made to your financial statements.  Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

Response:  We have amended our Form 8-K to provide a more informative description of the nature of the restatement for our quarterly period ended September 30, 2008.

*          *          *

Sondra Snyder
Securities and Exchange Commission
February 9, 2009

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact Jamie H. Kim or Dominador Tolentino at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

Premier Power Renewable Energy, Inc.

/s/ Dean Marks
Dean Marks Chief Executive Officer